UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 15, 2019

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited wishes to furnish the information below for the benefit of its investors. Unless otherwise indicated by context in this report, the terms the “Company,” “RGHL,” “we,” “us” and “our” refer to Reynolds Group Holdings Limited and its subsidiaries.
ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On October 11, 2019, RGHL entered into a definitive agreement pursuant to which it and certain of its affiliates (collectively, “Sellers”) will sell the North American, Costa Rican, and Japanese businesses and related facilities of its Closure Systems International businesses to an affiliate of Cerberus Capital Management, L.P. (“Buyer”). RGHL will retain and continue to operate its closures businesses in Europe, the Middle East, Egypt and South America. The purchase price is $615 million, subject to certain adjustments based upon closing date cash, indebtedness and working capital.

The Buyer has advised RGHL that it has obtained equity and debt financing commitments for the transactions contemplated by the Purchase Agreement. Sellers have made customary representations and warranties in the Purchase Agreement and have agreed to customary covenants, including covenants regarding the operation of the sold businesses prior to closing. Consummation of the transaction is not subject to a financing condition but it is subject to various other conditions, including the expiration or termination of any required waiting periods or receipt of any applicable approvals under applicable merger control laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The closing of the transaction is expected to occur in the fourth quarter of 2019 or first quarter 2020, pending final regulatory approvals and the satisfaction of other customary closing conditions.

ABOUT REYNOLDS GROUP

RGHL is a leading global manufacturer and supplier of consumer food and beverage packaging and storage products. RGHL is based in Auckland, New Zealand. Additional information regarding RGHL is available at www.reynoldsgroupholdings.com.

[Signature page follows]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
October 15, 2019